pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Lease decision received

Vancouver BC,  May 25, 2021:  Pacific Booker Minerals Inc. received the decision from the Chief Gold Commissioner.  His decision was that he is not satisfied that PBM requires a mining lease to engage in a mining activity, as it has no authority to do so, and no obvious near-term prospect of obtaining any such authority and has decided not to renew the term of the lease.  He also decided to allow PBM to retain the mineral rights over the formerly occupied lease area.  The Company registered a new mineral tenure on the area of the lease and it is in good standing until May 2022.

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On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.